CUSIP No. 62943B105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

NTS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

62943B105
(CUSIP Number)

Jeffrey E. Eberwein
4263 Tresser Blvd, 9th Floor
Stamford, CT  06901
(203) 542-7020

Frederic Dorwart
Frederic Dorwart, Lawyers
124 East Fourth Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 31, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Jeffrey E. Eberwein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		2,841,460
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,841,460
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,841,460
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.88%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.                      Security and Issuer

Item 1 is hereby amended by deleting Item 1 of Amendment No. 1 in its entirety and replacing it with the following:

The Schedule 13D filed with the Securities and Exchange Commission on October 24, 2012 (the “Initial 13D”) by the Reporting Person (defined below) with respect to the common stock, $0.001 par value per share (the “Common Stock”), of NTS, Inc. (the “Issuer” or the “Company”), and amended on November 6, 2012 (“Amendment No. 1”) is hereby amended by this Amendment No. 2 to furnish additional information set forth herein.  The principal executive office address of the Issuer is 5307 W. Loop 289, Lubbock, Texas 79414.

Item 2.                      Identity and Background

Item 2 is hereby amended by deleting Item 2 of Amendment No. 1 in its entirety and replacing it with the following:

(a)-(f)  This Schedule 13D is filed by Jeffrey E. Eberwein (“Mr. Eberwein” or “Reporting Person”)

The principal business address for Mr. Eberwein is 263 Tresser Blvd, 9th Floor, Stamford, Connecticut 06901. The principal occupation of Mr. Eberwein is as managing member of Loan Star Value Management, LLC and as a private investor.  Mr. Eberwein also serves as a director of the Company and on other public company boards.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Eberwein is a United States citizen.

Item 3.                      Source and Amount of Funds or Other Consideration

   Item 3 is hereby amended by deleting Item 3 of Amendment No. 1 in its entirety and replacing it with the following:

   As of the date hereof, Mr. Eberwein beneficially owns 2,841,460 shares of Common Stock and has invested approximately $2,842,754 (including commissions and fees) in such shares.  All of the shares of Common Stock owned by Mr. Eberwein were purchased with personal funds on the open market.

Item 4.                      Purpose of Transaction

Item 4 is hereby amended by deleting Item 4 of Amendment No. 1 in its entirety and replacing it with the following:

On November 5, 2012 the Reporting Person ceased to be a member of the group known as the Concerned NTS Shareholders (“CNS”).  Mr. Eberwein continues to beneficially own, in his individual capacity, more than 5% of the Company’s Common Stock and continues to be a “Reporting Person”.  As noted in Item 2 above, Mr. Eberwein currently serves as a director of the Company.

The purposes of the acquisitions of the Company’s Common Stock were investment. The acquisitions of the Company’s Common Stock were made in the ordinary course of business.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no plans or proposals which would relate to, or could result in, any of the matters referred to in subparagraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

 Item 5.                      Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 of Amendment No. 1 in its entirety and replacing it with the following:

(a) – (b)  As of the date hereof, the Issuer has 41,309,775 shares of Common Stock outstanding, based on the information contained in the Issuer’s Form 10-K, filed with the SEC on March 22, 2013 as updated by notice from the Company to include the exercise of 123,179 options by former employees.

As of the date hereof Mr. Eberwein beneficially owns 2,841,460 shares of Common Stock (approximately 6.88%) in the Jeffery E. Eberwein Revocable Trust U/A 10-01-2010 (the “Eberwein Shares”).  Mr. Eberwein, as trustee, has the sole power to vote and dispose of the Eberwein Shares.  The total beneficial ownership disclosed includes 30,000 options exercisable within 60 days hereof.

(c)           During the last 60 days, the Reporting Person has purchased (or sold) the following shares of Common Stock of the Issuer on the open market:

Purchase Date	Quantity	Ave. Price per Share (ex. commissions and fees)	Price Range	Total Cost
4/5/2013	10,000	$1.038	$1.02 - $1.04	$10,378.00
4/8/2013	6,560	$1.047	$1.02 - $1.06	$6,866.35
4/9/2013	10,000	$1.050		$10,500.00
4/10/2013	10,000	$1.039	$1.03 - $1.05	$10,394.00
4/11/2013	10,000	$1.084	$1.08 - $1.09	$10,839.00
4/12/2013	10,000	$1.100		$11,000.00
4/15/2013	10,000	$1.100		$11,000.00
4/16/2013	10,000	$1.100		$11,000.00
4/17/2013	5,000	$1.147	$1.14 - $1.15	$5,737.00
4/18/2013	10,000	$1.083	$1.055 - $1.1	$10,828.00
4/19/2013	10,000	$1.079	$1.05 - $1.09	$10,790.00
4/22/2013	5,000	$1.070		$5,350.00
4/23/2013	5,000	$1.170		$5,850.00
4/24/2013	5,000	$1.170	$1.16 - $1.18	$5,850.00
4/25/2013	5,000	$1.140	$1.1 - $1.15	$5,700.00
4/26/2013	5,000	$1.160		$5,800.00
4/29/2013	5,000	$1.160		$5,800.00
4/30/2013	5,000	$1.167	$1.16 - $1.2	$5,833.00
5/1/2013	5,000	$1.169	$1.16 - $1.17	$5,847.00
5/2/2013	5,000	$1.170		$5,850.00
5/3/2013	5,000	$1.180		$5,900.00
5/6/2013	5,000	$1.114	$1.09 - $1.17	$5,569.00

5/7/2013	5,000	$1.127	$1.1 - $1.13	$5,636.00
5/8/2013	10,000	$1.099	$1.09 - $1.1	$10,987.00
5/9/2013	10,000	$1.986	$1.09 - $1.1	$19,860.00
5/10/2013	10,000	$1.095	$1.07 - $1.1	$10,945.00
5/13/2013	7,900	$1.099	$1.09 - $1.1	$8,679.73
5/14/2013	10,000	$1.062	$0.9801 - $1.1	$10,616.00
5/15/2013	10,000	$1.028	$1.02 - $1.05	$10,275.00
5/16/2013	10,000	$1.052	$1.04 - $1.06	$10,515.00
5/17/2013	10,000	$1.071	$1.06 - $1.1	$10,705.00
5/20/2013	10,000	$1.100		$11,000.00
5/21/2013	10,000	$1.093	$1.09 - $1.1	$10,925.00
5/22/2013	10,000	$1.099	$1.09 - $1.1	$10,985.00
5/23/2013	5,000	$1.140		$5,700.00
5/24/2013	6,000	$1.100		$6,600.00
5/28/2013	5,000	$1.173	$1.17 - $1.18	$5,863.00
5/29/2013	5,000	$1.164	$1.15 - $1.17	$5,820.00
5/30/2013	5,000	$1.180	$1.17 - $1.19	$5,902.00
5/31/2013	5,000	$1.208	$1.19 - $1.22	$6,040.00
5/31/2013	200,000	$1.195	$1.17 - $1.2	$239,062.00
6/3/2013	5,000	$1.214	$1.2 - $1.23	$6,070.50
6/4/2013	5,000	$1.250		$6,250.00
6/10/2013	1,000	$1.250		$1,250.00

Upon request, the reporting person will provide the SEC with full information regarding the shares purchased.  The price per share disclosed does not include the broker commission.

(d)           Not applicable.

(e)           Not Applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by deleting Item 6 of Amendment No. 1 in its entirety and replacing it with the following:

On November 5, 2012 the Company entered into a letter agreement with Mr. Eberwein in his individual capacity and as authorized representative of CNS. Pursuant to the letter agreement, the parties agreed that the Company would nominate a slate of nine nominees for re-election / election as directors at its 2012 Annual Meeting, which would include the following nominees: Guy Nissenson, Shemer S. Schwarz, Arie Rosenfeld, Timothy M. Farrar, Alan L. Bazaar, Don Carlos Bell III, Andrew J. MacMillan, Jeffrey E. Eberwein and Richard K. Coleman, Jr. Subject to the Company’s proceeding as agreed in the letter agreement, CNS agreed to withdraw their previously submitted nomination notice, cease all efforts with respect to soliciting proxies from the Company’s shareholders in connection with the 2012 Annual Meeting and vote all their shares in favor of the foregoing slate of nine nominees at the 2012 Annual Meeting. Further, Mr. Eberwein and Mr. Coleman agreed that, provided that the other members of the foregoing slate agree to the same limitation, for as long as Mr. Eberwein or Mr. Coleman serve as directors of the Company they will not solicit, encourage, initiate and/or support the solicitation by others, of proxies in connection with the election of new directors to the board of directors of the Company.

Item 7.                      Material to be Filed as Exhibits

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2013

JEFFREY E. EBERWEIN

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein, Individually